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13010979

UNITED STATES
[redacted]ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 27 2013
Washington DC
400

| SEC FILE NUMBER |
|---|
| 8- 51286 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
PrimeSolutions Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17601 West 130 Street, Suite 7
(No. and Street)

Cleveland (City) Ohio (State) 44133 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Victor L. Bull (440) 230-5400
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name)*

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Victor L. Bull, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PrimeSolutions Securities, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Principal Executive Officer
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# PRIMESOLUTIONS SECURITIES, INC.
## Statement of Financial Condition
## December 31, 2012

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

# PRIMESOLUTIONS SECURITIES, INC.
## Statement of Financial Condition
## December 31, 2012

**PrimeSolutions Securities, Inc.**
**TABLE OF CONTENTS**
**December 31, 2012**

---

# *Sanville & Company*

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX


## INDEPENDENT AUDITOR'S REPORT

Board of Directors
PrimeSolutions Securities, Inc.

***Report on the Financial Statement***
We have audited the accompanying statement of financial condition of PrimeSolutions Securities, Inc. (the "Company") as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

***Management's Responsibility for the Financial Statements***
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

***Auditor's Responsibility***
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of PrimeSolutions Securities, Inc. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Sanville & Company

Abington, Pennsylvania
February 25, 2013

# PrimeSolutions Securities, Inc.
## Statement of Financial Condition
## December 31, 2012

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 243,504 |
| Receivables: | | |
| Clearing broker | | 184,495 |
| Other | | 42,870 |
| Deposit with clearing broker | | 50,000 |
| Furniture and equipment - at cost - $20,669 less accumulated depreciation of $16,340 | | 4,329 |
| Prepaid expenses | | 6,479 |
| Total assets | $ | 531,677 |

**Liabilities and Stockholder's Equity**

| | | |
|---|---|---|
| Liabilities | | |
| Commissions payable | $ | 178,393 |
| Accounts payable and accrued expenses | | 16,467 |
| Income taxes payable | | 800 |
| Deferred tax liabilities | | 6,500 |
| Total liabilities | | 202,160 |
| Stockholder's Equity: | | |
| Common stock, $1 par value, authorized - 500 shares, issued and outstanding - 100 shares | | 100 |
| Additional paid-in capital | | 60,500 |
| Retained earnings | | 268,917 |
| Total stockholder's equity | | 329,517 |
| Total liabilities and stockholder's equity | $ | 531,677 |

The accompanying notes are an integral part of this financial statement.

## 1. Organization

PrimeSolutions Securities, Inc. ("the Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), the National Futures Association (NFA) and the Municipal Securities Rulemaking Board (MSRB).. The Company is incorporated under the laws of the state of Ohio and is engaged primarily in selling investment company shares and other securities. The Company, like other broker dealers, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

## 2. Summary of Significant Accounting Policies

***The following are the significant accounting policies followed by the Company:***

*Cash and Cash Equivalents* – The Company includes as cash and cash equivalents amounts invested in money market funds.

At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

*Deposit with Clearing Broker* - The Company has a $50,000 interest bearing deposit with its clearing broker pursuant to its clearing agreement.

*Revenue* – Securities transactions (and related commission revenue and expense, if applicable) are recorded on a settlement date basis, generally the third business day following the transaction date. This is not materially different from trade date.

*Income taxes* – Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying mounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the settlement date.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). GAAP requires management of the Company to analyze all open tax years, fiscal years 2008-2011, as defined by IRS statute of limitations for all major industries, including federal tax authorities and certain state tax authorities. As of and during the period ended December 31, 2012, the Company did not have a liability for any unrecognized tax benefits. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total tax amounts of unrecognized tax benefits will significantly change in the next twelve months.

## 2. Summary of Significant Accounting Policies (Continued)

*Receivables and Credit Policies* - Commissions receivable are uncollateralized clearing broker obligations due under normal trade terms requiring payments with 30 days. Other receivables include amounts due from parties other than the company's clearing broker.

Commissions receivable are stated at the amount billed. Payments of commissions receivable are allocated to the specific transactions identified on the clearing broker statement or, if unspecified, are applied to the earliest unpaid amounts.

Management individually reviews all commissions receivable balances that exceed 30 days from the month end or settlement dates. Any amounts deemed not collectible are written off. Management estimates an allowance for the remaining commissions receivable based on historical collectability. In the opinion of management at December 31, 2012, all commissions were considered collectible and no allowance was necessary.

*Depreciation-* The Company uses the straight-line method of depreciation over the estimated useful lives of the assets ranging from three to ten years.

*Use of estimates* – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

*Subsequent events* - Management has evaluated the impact of all subsequent events through February 25, 2013, the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in this financial statement.

## 3. Employee Benefit Plan

The Company maintains a simplified employee pension plan covering substantially all its employees. Contributions are determined at the discretion of management.

## 4. Concentrations of Credit Risk

The Company is engaged in brokerage activities in which counterparties primarily include other broker dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial product.

## 5. Computation for Determination of Reserve Requirements

The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions are cleared through RBC Correspondent Services, a division of RBC Capital Markets, LLC.

## 6. Net Capital Requirements

Pursuant to the net capital provisions of the SEC and NFA, the Company is required to maintain net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2012 the Company had net capital and capital requirements of $279,636 which was $233,636 in excess of its required net capital of $45,000. The Company's net capital ratio was .70 to 1.

## 7. Federal Income Taxes

The Company recognizes and discloses uncertain tax positions in accordance with GAAP. As of, and during the year ended December 31, 2012, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2008.

Deferred tax liabilities consist of temporary differences between tax and financial accounting depreciation and book income on an accrual basis and cash basis tax income.

At December 31, 2012, deferred tax liabilities amounted to $6,500.

## 8. Operating Leases

The Company leases its office space on a month to month basis.

## 9. New Accounting Pronouncement

In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ("ASU") No. 2011-11 (the "Pronouncement") related to disclosures about offsetting assets and liabilities. The amendments in this ASU require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The ASU is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The Pronouncement requires retrospective application for all comparative periods presented. Management is currently evaluating the impact that this Pronouncement may have on the Company's financial statements.